Filed pursuant to Rule 433 Registration File No. 333-211240 Supplementing the Preliminary Prospectus Supplement dated August 1, 2016 (To Prospectus dated May 9, 2016)

$425,000,000

5.750% Senior Notes due 2023

Pricing Term Sheet

August 2, 2016

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated August 1, 2016 (the “Preliminary Prospectus Supplement”), relating to the offering of 5.750% Senior Notes due 2023 by MGIC Investment Corporation (the “Issuer”).  The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein.

Issuer:	MGIC Investment Corporation

Securities:	5.750% Senior Notes due 2023 (the “Notes”)

Ratings*:	Ba3 (Moody’s) / BB (S&P)

Aggregate Principal Amount Offered:	$425,000,000

Price to Public:	100% of principal amount plus accrued interest, if any, from August 5, 2016

Net Proceeds to Issuer After Underwriting Discount But Before Offering Expenses:	$418,093,750

Maturity Date:	August 15, 2023

Trade Date:	August 2, 2016

Settlement Date:	August 5, 2016

Coupon:	5.750%

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning on February 15, 2017

Interest Record Dates:	February 1 and August 1

Benchmark Treasury:	2.500% UST due 08/15/2023

Benchmark Treasury Price and Yield:	107-26; 1.326%

Spread to Benchmark Treasury:	+442 basis points

Yield to Maturity:	5.750%

Ranking:	Senior Unsecured

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time or from time to time prior to maturity at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed and (ii) the make-whole amount, which is the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed discounted at the Treasury Rate plus 50 basis points, plus, in each case, accrued interest thereon to, but excluding, the redemption date.

Use of Proceeds:

We intend to use the net proceeds from this offering, together with, in certain cases, shares of our common stock, to purchase approximately $292 million aggregate principal amount of our 2020 Convertible Notes.  We also intend to use a portion of the net proceeds to purchase shares of our common stock to offset the shares used as partial consideration in the purchase of our 2020 Convertible Notes.   Any remaining proceeds, which we currently expect to be approximately $53 million, will be added to our funds available for general corporate purposes and may be used to purchase additional 2020 Convertible Notes. The excess of the purchase price of the 2020 Convertible Notes over their par value will be reflected as a loss in our Statement of Operations in the third quarter of 2016, net of tax.  The foregoing discussion of our use of proceeds from this offering reflects our current estimates based on our latest discussions with holders of our 2020 Convertible Notes and the closing market price of our common stock on August 1, 2016; however, we do not have definitive agreements in place with respect to certain of the anticipated repurchase transactions, and the price at which we purchase shares of our common stock will likely be different, and therefore our actual use of proceeds from this offering may change from these estimates.

CUSIP/ISIN:	552848AF0/US552848AF09

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-manager:	Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus, dated May 9, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, and the accompanying prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain copies from Goldman, Sachs & Co., at 200 West Street, New York, NY 10282, Attention: Prospectus Department, by telephone at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

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